UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CROSSTEX ENERGY, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

22765U102

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765U102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crosstex Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 333,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 333,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.3%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)           Crosstex Energy, Inc. (Crosstex Energy Holdings Inc. changed its name to Crosstex Energy, Inc. on October 29, 2003) indirectly owns Crosstex Holdings, L.P.  Crosstex Holdings, L.P., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer, and 333,000 of the Issuer’s common units representing limited partnership interests and 4,667,000 of the Issuer’s subordinated units representing limited partner interests.  The subordinated units may eventually convert into common units on a one-to-one basis if the financial tests contained in the Issuer’s partnership agreement are met.

(2)           This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crosstex Energy, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 333,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 333,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.3%(3)

12.	Type of Reporting Person (See Instructions) CO

(1)           Crosstex Energy Holdings Inc. changed its name to Crosstex Energy, Inc.

(2)           Crosstex Energy, Inc. indirectly owns Crosstex Holdings, L.P.  Crosstex Holdings L.P., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer, and 333,000 of the Issuer’s common units representing limited partnership interests and 4,667,000 of the Issuer’s subordinated units representing limited partner interests.  As a result, Crosstex Energy, Inc. may be deemed to be the beneficial owner of the common units and the subordinated units owned by Crosstex Holdings, L.P.  Crosstex Energy, Inc. disclaims ownership of the reported securities.

(3)           This percentage includes 333,000 common units and 4,667,000 subordinated units held by Crosstex Holdings, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crosstex Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 333,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 333,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.3%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)           Crosstex Energy, Inc. directly owns Crosstex Holdings GP, LLC.  Crosstex Holdings GP, LLC is the general partner of Crosstex Holdings, L.P.  Crosstex Holdings L.P., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer, and 333,000 of the Issuer’s common units representing limited partnership interests and 4,667,000 of the Issuer’s subordinated units representing limited partner interests.  As a result, Crosstex Energy, Inc. may be deemed to be the beneficial owner of the Common Units and the Subordinated Units owned by Crosstex Holdings, L.P.  Crosstex Holdings GP, LLC disclaims ownership of the reported securities.

(2)           This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorktown Energy Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 333,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 333,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.3%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)           Yorktown Energy Partners IV, L.P. owns securities in Crosstex Energy, Inc. representing approximately 57.1% of the voting power thereof. Crosstex Energy, Inc. indirectly owns Crosstex Holdings, L.P.  Crosstex Holdings L.P., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer, and 333,000 of the Issuer’s common units representing limited partner interests and 4,667,000 of the Issuer’s subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Holdings, L.P. Yorktown Energy Partners IV, L.P. disclaims beneficial ownership of the reported securities.

(2)           This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Holdings, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorktown IV Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 333,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 333,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.3%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)           Yorktown IV Company LLC is the sole general partner of Yorktown Energy Partners IV, L.P.  Yorktown Energy Partners IV, L.P. owns securities in Crosstex Energy, Inc. representing approximately 57.1% of the voting power thereof. Crosstex Energy, Inc. indirectly owns Crosstex Holdings, L.P.  Crosstex Holdings L.P., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer, and 333,000 of the Issuer’s common units representing limited partner interests and 4,667,000 of the Issuer’s subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Holdings, L.P. Yorktown IV Company LLC disclaims beneficial ownership of the reported securities.

(2)           This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Holdings, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorktown Energy Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 333,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 333,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.3%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)           Yorktown Energy Partners V, L.P. owns securities in Crosstex Energy, Inc. representing approximately 14.3% of the voting power thereof. Crosstex Energy, Inc. indirectly owns Crosstex Holdings, L.P.  Crosstex Holdings L.P., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer, and 333,000 of the Issuer’s common units representing limited partner interests and 4,667,000 of the Issuer’s subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Holdings, L.P. Yorktown Energy Partners V, L.P. disclaims beneficial ownership of the reported securities.

(2)           This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Holdings, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorktown V Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 333,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 333,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 54.3%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)           Yorktown V Company LLC is the sole general partner of Yorktown Energy Partners V, L.P. Yorktown Energy Partners V, L.P. owns securities in Crosstex Energy, Inc. representing approximately 14.3% of the voting power thereof. Crosstex Energy, Inc. indirectly owns Crosstex Holdings, L.P.  Crosstex Holdings L.P., directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer, and 333,000 of the Issuer’s common units representing limited partner interests and 4,667,000 of the Issuer’s subordinated units representing limited partner interests. As a result, Yorktown Energy Partners IV, L.P. may be deemed to be the beneficial owner of a portion of the common units and subordinated units owned by Crosstex Holdings, L.P. Yorktown V Company LLC disclaims beneficial ownership of the reported securities.

(2)           This percentage includes 333,000 Common Units and 4,667,000 Subordinated Units held by Crosstex Holdings, L.P.

Item 1.
	(a)	Name of Issuer Crosstex Energy, L.P.
	(b)	Address of Issuer’s Principal Executive Offices 2501 Cedar Springs, Suite 600, Dallas, Texas 75201

Item 2.
(a)

Name of Person Filing
Crosstex Holdings, L.P. (“Holdings”)
Crosstex Energy, Inc. (“CEI”)
Crosstex Holdings GP, LLC (“Holdings GP”)
Yorktown Energy Partners IV, L.P. (“Yorktown IV”)
Yorktown IV Company LLC (“Yorktown IV LLC”)

Yorktown Energy Partners V, L.P. (“Yorktown V”)
Yorktown V Company LLC (“Yorktown V LLC”)

(b)

Address of Principal Business Office or, if none, Residence
The principal business office for each of Holdings, CEI and Holdings GP is 2501 Cedar Springs, Suite 600, Dallas, Texas 75201.  The principal business office for each of Yorktown IV, Yorktown IV LLC, Yorktown V and Yorktown V LLC is 410 Park Avenue, New York, NY 10022.

(c)

Citizenship
CEI is a Delaware corporation.  Holdings, Yorktown IV and Yorktown V are Delaware limited partnerships.  Holdings GP, Yorktown IV LLC and Yorktown V LLC are Delaware limited liability companies.

	(d)	Title of Class of Securities Common Units
	(e)	CUSIP Number 22765U102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
(a) - (c) Amount and percentage beneficially owned:

CEI directly owns Holdings GP.  Holdings GP is the general partner of Holdings.  Holdings, directly and indirectly, owns the general partner of the Issuer, which owns a 2% general partner interest in the Issuer. In addition, Holdings owns 333,000 of the Issuer’s common units representing limited partner interests (“Common Units”) and 4,667,000 of the Issuer’s subordinated units representing limited partner interests (“Subordinated Units”), representing 54.3% of the class, over which it has sole voting and dispositive power.

Yorktown IV owns securities in CEI representing approximately 57.1% of the voting power thereof.  Yorktown IV LLC is the general partner of Yorktown IV.  Yorktown V owns securities in CEI representing approximately 14.3% of the voting power thereof.  Yorktown V LLC is the general partner of Yorktown V.  Each of CEI, Holdings GP, Yorktown IV, Yorktown IV LLC, Yorktown V and Yorktown V LLC, by virtue of their respective ownership of securities of Holdings, may be deemed to be, for purposes of this Schedule 13G, the beneficial owner of the Common Units and Subordinated Units owned by Holdings, each with shared voting and dispositive power with respect to such securities.  However, each of CEI, Holdings GP, Holdings LP, Yorktown IV, Yorktown IV LLC, Yorktown V and Yorktown V LLC disclaims beneficial ownership as to all of the Common Units and Subordinated Units owned by Holdings.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Crosstex Holdings, L.P.

Item 8.	Identification and Classification of Members of the Group
See attached Exhibit 99.1 and Exhibit 99.2.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	CROSSTEX HOLDINGS, L.P.

	By:	Crosstex Holdings GP, LLC,
its General Partner

	By:	Crosstex Energy, Inc., Member

	By:	/s/ William W. Davis
	Name:	William W. Davis
	Title:	Executive Vice President and Chief Financial Officer

Date: February 17, 2004	CROSSTEX ENERGY, INC.

	By:	/s/ William W. Davis
	Name:	William W. Davis
	Title:	Executive Vice President and Chief Financial Officer

Date: February 17, 2004	CROSSTEX HOLDINGS GP, LLC

	By:	Crosstex Energy, Inc., Member

	By:	/s/ William W. Davis
	Name:	William W. Davis
	Title:	Executive Vice President and Chief Financial Officer

Date: February 17, 2004	YORKTOWN ENERGY PARTNERS IV, L.P.

	By:	Yorktown IV Company LLC,
its General Partner

	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member

Date: February 17, 2004	YORKTOWN IV COMPANY LLC

	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member

Date:  February 17, 2004

YORKTOWN ENERGY PARTNERS V, L.P.

	By:	Yorktown V Company LLC,
its General Partner

	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member

Date: February 17, 2004	YORKTOWN V COMPANY LLC

	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Member